June 16, 2023
Re:	Adagene Inc. Annual Report on Form 20-F Filed April 28, 2023 File No. 001-39997

Ms. Lynn Dicker

Mr. Kevin Kuhar

Mr. Kyle Wiley

Mr. Christopher Dunham

Mr. Jimmy McNamara

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Lynn Dicker, Kevin Kuhar, Kyle Wiley, Christopher Dunham, Jimmy McNamara and Tim Buchmiller:

This letter sets forth the responses of Adagene Inc. (“Adagene” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 5, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

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General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 212

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not rely on any legal opinions or third-party certifications such as affidavits as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.5 to the 2022 Annual Report (“Exhibit 15.5”).

As described in more detail in Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 (the “SEC HFCAA Final Rule”), the SEC specifically acknowledges that “[although] the interim final amendments prescribed the timing and means by which such submissions were made, neither they nor the HFCA Act specified the particular types of documentation that could or should be submitted for this purpose.” See SEC HFCAA Final Rule (emphasis added).

Indeed, the SEC HFCAA Final Rule provides flexibility to Commission-Identified Issuers (as defined in the Holding Foreign Companies Accountable Act (“HFCA Act”)) to “permit Commission-Identified Issuers to determine the appropriate documentation to submit in response to the requirement, based on their organizational structure and other registrant-specific factors.” See SEC HFCAA Final Rule. In particular, the SEC specifically declined to “provide an exclusive or non-exclusive list of what documentation may demonstrate that the registrant is not owned or controlled by the relevant governmental entity. [The SEC] believe[s] that such a list may be too limiting or become the de facto means of satisfying the requirement. [The SEC] believe[s] that Commission-Identified Issuers should instead make a determination of what documentation meets the requirement for their particular company. [The SEC] also believe[s] that not prescribing the specific documentation Commission-Identified Issuers must submit will limit compliance costs and could result in more relevant information being provided to investors.” See SEC HFCAA Final Rule (emphasis added).

The Company has specified in its submission under paragraph (a) of Item 16I in Exhibit 15.5 to the 2022 Annual Report that the Company has identified the appropriate documents in response to the requirement under paragraph (a) of Item 16I based on its organizational structure and other registrant-specific factors, namely, its register of members and Public Filings (as defined in the Exhibit 15.5) made by its shareholders.

In addition, the Company believes that whether a particular entity is owned or controlled by a governmental entity in the foreign jurisdiction is a question of fact rather than a legal issue that counsel can opine on. The Company therefore believes that legal opinions may not be appropriate documents in response to the requirement under paragraph (a) of Item 16I.

Furthermore, the Company does not believe it is reasonable to request third party certifications, such as affidavits, from its shareholders. Unlike obligation to file Schedule 13G/13D, which is an obligation imposed on relevant shareholders under the Exchange Act, disclosures requirement under Item 16I are obligations of Commission-Identified Issuers. Accordingly, the Company does not believe it is reasonable to request its shareholders to provide written certifications, such as affidavits.

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.5, based on an examination of the Company’s register of members and Public Filings made by the Company’s shareholders, the Company believe it has a reasonable basis to conclude that it is not controlled by a foreign government entity. Specifically, Peter Luo act-in-concert group is a group of natural persons and senior management of the Company who are not affiliated with any foreign government entity. Asia Ventures, F-Prime Capital and General Atlantic are well established PE funds that are independent from foreign government entities. With respect to JSR and Wuxi Fund, the Company conducted inquiries through electronic communication with such shareholders and confirmed that they are not owned or controlled by a PRC governmental entity.

As of March 31, 2023, the Principal Shareholders of the Company collectively beneficially owned and controlled 68.9% of the Company’s total outstanding shares and voting power. Therefore, the Company believes it is reasonable to rely on register of members and the Public Filings and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.5.

Required disclosures under paragraph (b) of Item 16I

With respect to required disclosures under paragraph (b)(2) and (b)(3) of Item 16I, the Company respectfully advises the Staff that it believes that unlike the required submission under paragraph (a) of Item 16I, neither HFCA Act nor paragraph (b) of Item 16I requires disclosures of documentation or materials that the Company has reviewed or relied on in connection with the required disclosures under paragraph (b) of Item 16I.

Section (2) of HFCA Act specifically requires the covered issuer to “submit to the Commission documentation that establishes . . .” which corresponds to the required submission under paragraph (a) of Item 16I; whereas Section (3) of HFCA Act, which corresponds to the required submission under paragraph (b) of Item 16I, merely requires the covered issuer to disclose required information without requiring such issuer to further submit similar documentation that establishes the basis for the required disclosures as it did in Section (2) of HFCA Act. Paragraphs (a) and (b) of Item 16I of Form 20-F adopt the statutory language of HFCA Act without further changes and do not require a Commission-Identified Foreign Issuer to submit to the Commission documentation in connection with the required disclosures under paragraph (b) of Item 20-F.

Accordingly, the Company believes that it is not required under the HFCA Act or Item 16I of Form 20-F to provide a similarly detailed discussion of the materials reviewed or legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) or (3) of Item 16I.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for “us,” “our,” or “our operating entity.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to (b)(2), in response to the Staff’s comment, the Company respectfully advises the Staff that, each of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 is directly wholly-owned by its respective shareholder, which is also a consolidated operating entity of the Company, and directly or indirectly wholly-owned by Adagene Inc. For detailed equity ownership structure and respective jurisdiction in which the Company’s consolidated foreign operating entities are organized or incorporated, please refer to the corporate structure chart as disclosed under Item 4.C. on page 154 of 2022 Annual Report. Accordingly, none of the shares of the Company’s consolidated operating entities is owned by governmental entities in each foreign jurisdiction in which it has consolidated operating entities.

The Company also re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of Adagene Inc.’s shares are owned by governmental entities in the jurisdiction in which the registrant is incorporated or otherwise organized, namely, Cayman Islands, Hong Kong, PRC, United States, Singapore, Australia, and Switzerland.

With respect to (b)(3), the Company respectfully advises the Staff that because each of the Company’s consolidated foreign operating entities is directly wholly-owned by its respective shareholder (i.e. another consolidated operating entity of the Company) and directly or indirectly wholly-owned by Adagene Inc., governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm, therefore, do not have a controlling financial interest in any of the Company’s consolidated foreign operating entities.

The Company also re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm have a controlling financial interest in Adagene Inc.

With respect to (b)(4), the Company respectfully submits that the original disclosures under paragraph (b)(iii) under Item 16I of 2022 Annual Report have already covered required information for both Adagene Inc. and all of the Company’s consolidated foreign operating entities. The Company re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the members of board of directors of Adagene Inc. or none of the members of the board of directors of each of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

With respect to (b)(5), the Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of Adagene Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company conducted written inquiries via email to each member of the board of directors of (a) Adagene Inc. and (b) each of its consolidated foreign operating entities (each a “Director”, collectively “Directors”) to determine whether a Director is an official of the Chinese Communist Party. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination in connection with its disclosures under paragraph (b)(4) of Item 16(I).

Each of the Directors confirmed that he or she is not a member of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the members of board of directors of Adagene Inc. or none of the members of the board of directors of each of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of Adagene Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter.

Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

Consolidated Financial Statements

Note 9. Share-Based Compensation, page F-21

5.	We note that on November 9, 2020, the company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options and paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. Additionally, we note that you determined in accordance with guidance set out in ASC 718-10-55-31 that there has been no substantial change to the vesting conditions and the company shall continue to account for the share awards in accordance with their original terms. You disclose that as of December 31, 2021, there were 1,585,000 shares unvested according to the original vesting conditions. Please tell us and revise future filings to disclose the number of unvested shares as of the end of the period of the financial statements. Additionally with a view towards disclosure, tell us whether these unvested shares are included in the table on page F-33 of potentially dilutive securities that have not been included in the calculation of diluted net loss per share.

The Company respectfully submits to the Staff that there were 900,000 shares unvested according to the original vesting conditions as of December 31, 2022. These 900,000 shares were included in the table on page F-33 of 2022 Annual Report; however, the incremental shares computed by applying treasury stock method was zero, because the average stock price as of December 31, 2022 was lower than the exercise prices of the stock options.

The Company also respectfully submits that it will revise the disclosure in the future filings to disclose the number of unvested shares as of the end of the period of the financial statements as well as the table for potentially dilutive securities on page F-33 as follows:

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2020	2021	2022
Convertible redeemable preferred shares	27,249,824	—	—
Incremental shares on share options and share grant	1,795,932	1,739,882	530,298

6.	As a related matter, we note that on January 16, 2021, the company passed a board resolution whereby certain management members surrendered a total of 491,119 ordinary shares as repayment for their respective promissory notes issued in connection with the exercising of options granted to them. Please tell us and revise future filings to disclose whether these ordinary shares are part of the 2,375,000 shares issued on November 9, 2020 or whether the shares are from other ordinary shares already held by those management members and how you accounted for the surrendered shares. Cite the applicable accounting guidance which supports your treatment.

The Company respectfully submits to the Staff that and it will revise in the future filings that the 491,119 ordinary shares that were used as repayment to satisfy the respective management member’s promissory notes payable to the Company were not part of the 2,375,00 shares issued on November 9, 2020.

The 491,119 ordinary shares were surrendered as repayment for the respective promissory notes. The cost of the shares surrendered was equivalent to the fair value of the shares measured at the time of the surrender/repayment. These 491,119 ordinary shares were retired/cancelled immediately after the surrender/repayment. Therefore, the Company derecognized the promissory notes receivables from certain management members and derecognized the ordinary shares and additional paid-in capital in accordance with ASC 505-30-30.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Adagene’s Annual Report on Form 20-F, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Raymond Tam
Name: Raymond Tam
Title: Chief Financial Officer

cc:	Mr. Peter Luo, Chief Executive Officer Adagene Inc. Mr. Xuelin (Steve) Wang, Ph.D. Partner Davis Polk & Wardwell LLP